CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form S-8 No. 333-157887) pertaining to Augusta Resource Corporation’s Stock Option Plan, adopted May 3, 2004, as amended and restated on June 12, 2012,

(2)

Registration Statement (Form S-8 No. 333-163161) pertaining to Augusta Resource Corporation’s Stock Option Plan, adopted May 3, 2004, as amended and restated as of June 12, 2012 and the Restricted Share Unit and Restricted Share Plan for designated participants of Augusta Resource Corporation and its affiliates, adopted effective February 5, 2014, and

(3)

Registration Statement (Form S-8 No. 333-173297) pertaining to Augusta Resource Corporation’s Stock Option Plan, amended and restated as of June 12, 2012 and the Restricted Share Unit and Restricted Share Plan for designated participants of Augusta Resource Corporation and its affiliates, adopted June 11, 2009, as amended and restated on February 5, 2014 of our reports dated March 27, 2014, with respect to the consolidated financial statements of Augusta Resource Corporation and the effectiveness of internal control over financial reporting of Augusta Resource Corporation included in this Annual Report (Form 40-F) for the year ended December 31, 2013.

We also consent to the use of our reports dated March 27, 2014 with respect to the consolidated financial statements of Augusta Resource Corporation and the effectiveness of internal control over financial reporting of Augusta Resource Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada
March 31, 2014